ALLIANCE WORLD DOLLAR GOVERNMENT FUND, INC.     Exhibit 77D
811-07108



At a Special Meeting of the Board of Directors held on July 29, 1997, the Directors approved a modification of the Fund's investment policies with respect to Brady Bonds. The Fund had been required to invest at least 75% of its total assets in a combination of collateralized Brady Bonds and certain U.S. Government obligations. The modified investment restriction requires the Fund to invest at least 75% of its total assets in a combination of sovereign debt obligations and certain U.S. Government obligations, without requiring any specific investment in collateralized Brady Bonds.